Exhibit 99.1

Date: July 31, 2019

To,

Reebonz Holding Limited

c/o Dentons,

3rd Floor,

One Capital Place,

Stodden Road,

George Town,

Grand Cayman, Cayman Islands

Dear Sam,

I, Ali Erfan, hereby resign as a Board Director of Reebonz Holding Limited with effect from 31 July 2019.

My resignation is personal in nature and not due to any disagreement on any matter relating to the operations of the Company or with its auditors.

Kind regards,

Ali Erfan

ADD 5 Tampines North Drive 5, Level 7, Singapore 528548 | TEL (65)6499-9469 | FAX (65)6499-9443

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